LOTTOMATICA
00153 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

07021408

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING SECTION
FEB 2 8 2007
WASH., D.C. 213

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

February 23 , 2007

SUPPL

Re: *Lottomatica S.p.A. (File No. 82-34963)*
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same exemption as above.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) (iii) and/or distributed (or made available for distribution) to its securities holders through the date hereof:

LAC-30-00186/06

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: sports and horse racing betting bid: Lottomatica enters a new segment of the Italian gaming market	December 28, 2006	9	English version available
(2) Press Release: internal dealing Ricchetti	January 3, 2007	9	English version available
(3) Press Release: internal dealing Celadon	January 3, 2007	9	English version available
(4) Press Release: Lotto game: Wagers total 543.9 million euro in December 2006 - Instant lotteries "Scratch & Win": Wagers of 436.2 million euro in December 2006	January 8, 2007	9	English version available
(5) Press Release: Lottomatica announces 2007-2009 strategic plan	January 29, 2007	9	English version available
(6) Press Release: internal dealing Salvemini	January 29, 2007	9	English version available
(7) Press Release: internal dealing Turner	January 30, 2007	9	English version available
(8) Press Release: date of payment of prospective dividends	January 31, 2007	9	English version available
(9) Press Release: internal dealing Ceretti	February 2, 2007	9	English version available

Name of Document	Date of Document	Number of Schedule II	English Summary
(10) Press Release: Lotto game: Wagers total 533.7 million euro in January 2007 Instant lotteries "Scratch & Win": Wagers of 733.0 million euro in January 2007	January 31, 2007	9	English version available
(11) Amendments to the By-laws	February 8, 2007	14(b)	Updated version of the by-laws of Lottomatica reflecting the increased share capital; English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899972 (telephone number) or +390651894213. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: ____________________

Stefano Bortoli
Chief Financial Officer

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*07/02/07*	*1*
2.	*Immediate Report*	*07/02/07*	*2*
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Schedule 2

RECEIVED
2007 FEB 22 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/02/2007
Reference: 2007-01-304034

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)
Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 7, 2007* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *78547*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities:
Ordinary Shares of NIS 1.- n.v.
Stock Exchange Number of the Share Resulting from Realization of the Security: *662577*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *78547*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 78547*
Period During Which Securities May Be Realized: *From January 1, 2011 to December 31, 2011*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 21, 2007* and the reference number thereof is *2007-01-015274.*

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/02/2007
Reference: 2007-01-304025

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)
Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 7, 2007* the Corporation granted rights to purchase shares as follows:

1.
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *4101624*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities:
Ordinary Shares of NIS 1.- n.v.
Stock Exchange Number of the Share Resulting from Realization of the Security: *662577*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *4101624*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 4101624*
Period During Which Securities May Be Realized: *From January 1, 2011 to December 31, 2011*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 21, 2007* and the reference number thereof is *2007-01-015265*.

END